Exhibit 99.1

Hut 8 Announces Results of 2021 Annual and Special Meeting of Shareholders

Toronto, Ontario – June 24, 2021 - Hut 8 Mining Corp. (TSX: HUT) ("Hut 8" or "the Company") is pleased to announce that all resolutions proposed to shareholders at the Annual and Special Meeting of Shareholders (the "Meeting") held virtually via teleconference on June 23, 2021 were passed. Voting as to each of the directors nominees was as follows:

	For		Withheld
Nominee	Actual	Percentage	Actual	Percentage
Bill Tai	36,199,872	99.45%	201,845	0.55%
Joseph Flinn	36,110,323	99.20%	291,394	0.80%
Jeremy Sewell	35,743,095	98.19%	658,622	1.81%
Jaime Leverton	36,196,404	99.44%	205,313	0.56%
Alexia Hefti	36,165,265	99.35%	236,452	0.65%

Please see the report of voting results filed under Hut 8’s profile at www.sedar.com for the detailed results of the other matters voted on by shareholders at the Meeting.

ABOUT HUT 8 MINING CORP.

Hut 8 is one of North America’s oldest, largest and innovation-focused digital asset miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

www.hut8mining.com